UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)
Senesco Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

817208408
(CUSIP Number)

Christopher Forbes
c/o Forbes, Inc.
60 Fifth Avenue
New York, NY 10011
732-296-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages) (Page 1 of 8 Pages)

CUSIP No.	817208408	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Christopher Forbes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		22,636,180

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,636,180

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,074,180 shares of common stock, 3,966,477 shares of common stock issuable pursuant to warrants which are exercisable within 60 days of the date hereof, 438,949 shares of common stock issuable pursuant to options which are exercisable within 60 days from the date hereof, 15,156,574** shares issuable upon a convertible debenture which may be converted within 60 days of the date hereof.  Such amount excludes 20,000 shares underlying warrants which become exercisable more than sixty (60) days after the date hereof.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.8% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Such amount includes 3,074,180 shares of common stock, 3,966,477 shares of common stock issuable pursuant to warrants which are exercisable within 60 days of the date hereof, 438,949 shares of common stock issuable pursuant to options which are exercisable within 60 days from the date hereof, 15,156,574** shares issuable upon a convertible debenture which may be converted within 60 days of the date hereof.  Such amount excludes 20,000 shares underlying warrants which become exercisable more than sixty (60) days after the date hereof.

** Such amount may change as the conversion used is the rate that the convertible debentures may convert at as of February 19, 2010.  However, the conversion rate may change as the convertible debentures convert at a floating conversion rate equal to the lower of $0.83, subject to adjustment, or 80% of the lowest daily VWAP for the five day period immediately preceding the conversion date.

CUSIP No.	817208408	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.    Security and Issuer.

The reporting person has previously filed a Schedule 13G, as amended, with the Securities and Exchange Commission.  The most recent such amendment was filed on February 6, 2008.  This filing relates to the common stock, par value $.01 per share (the “Common Stock”), of Senesco Technologies, Inc., a Delaware corporation (the “Issuer”). On February 19, 2010 the reporting person consummated a Securities Purchase Agreement with Stanford Venture Capital Holdings, Inc. wherein, as a result of such purchase, the reporting person became the beneficial owner of an amount greater than 20% of the Common Stock of the Issuer.  Accordingly, in response to the purchase of such securities, the reporting person is filing the Schedule 13D. The principal executive offices of the Issuer are located at 303 George Street, Suite 420, New Brunswick, New Jersey.

Item 2.    Identity and Background.

(a)	Name of Persons Filing:

Christopher Forbes

(b)	Address of Principal Business Office or if None, Residence:

Forbes, Inc. 60 Fifth Avenue New York, NY 10011

(c)
Mr. Forbes is the Vice Chairman of Forbes, Inc., which publishes Forbes Magazine and Forbes.com.  Any correspondence regarding this filing should be addressed c/o Christopher Forbes at the mailing address above.

(d)	During the last five years, Mr. Forbes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Forbes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

(f)	Mr. Forbes is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

Mr. Forbes used his personal funds for the purchase of the Common Stock.

CUSIP No.	817208408	SCHEDULE 13D	Page 4 of 8 Pages

Item 4.                      Purpose of Transaction.

Christopher Forbes is a director of the Issuer.  Mr. Forbes has, in the past, and most recently has acquired the Common Stock of the Issuer for investment purposes only.  From time to time, Mr. Forbes evaluates transactions both with the Issuer with third parties for the purchase of additional securities of the Issuer for his investment purposes.  As previously reported on Form 8-K filed on November 9, 2010, Mr. Forbes is party to a purchase agreement with Stanford International Bank, Ltd., wherein it is anticipated that Mr. Forbes will acquire up to 1,167,255 additional shares of Common Stock upon the consummation of certain closing conditions which have not yet been met.

With the exception of the foregoing, Mr. Forbes has no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in any class of the Issuer's equity securities becoming eligible for termination of its registration pursuant to the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in NYSE Amex Exchange, or (vii) any similar action. However, the filer reserves the right to formulate plans or proposals specified in clauses (i) through (vii) hereof.

Item 5.                      Interest in Securities of the Issuer.

(5)(a)	Number of Shares beneficially owned by Mr. Forbes:

22,636,180 (43.8% of the Common Stock)

Such amount includes 3,074,180 shares of common stock ,3,966,477  shares of common stock issuable pursuant to warrants which are exercisable within 60 days of the date hereof, 438,949 shares of common stock issuable pursuant to options which are exercisable within 60 days from the date hereof, 15,156,574* shares issuable upon a convertible debenture which may be converted within 60 days of the date hereof.  Such amount excludes 20,000 shares underlying warrants which become exercisable more than sixty (60) days after the date hereof.

(5)(b)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

22,636,180

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:

22,636,180

	(iv)	Shared power to dispose or to direct the disposition of:

0

*Such amount may change as the conversion used is the rate that the convertible debentures may convert at as of February 19, 2010.  However, the conversion rate may change as the convertible debentures convert at a floating conversion rate equal to the lower of $0.83, subject to adjustment, or 80% of the lowest daily VWAP for the five day period immediately preceding the conversion date.

CUSIP No.	817208408	SCHEDULE 13D	Page 5 of 8 Pages

5(c)	During the past sixty days prior to the date hereof Mr. Forbes purchased shares of Common Stock of the Issuer.

No.

5(d)
No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Forbes.

5(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the purchase agreement with Stanford International Bank, Ltd., the filing person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

Exhibit	Name
99.1	Securities Purchase Agreement by and between Christopher Forbes and Stanford Venture Capital Holdings, Inc. dated as of November 6, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby express our agreement that this Schedule 13D is filed on behalf of each of us pursuant to Rule 13d-1(k) under the Securities Exchange Act.

Dated: March 1, 2010

By: /s/ Christopher Forbes
Name: Christopher Forbes

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)